

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Jacob Cohen
Chief Executive Officer
Mangoceuticals, Inc.
4131 N. Central Expressway, Suite 900
Dallas, TX 75204

Re: Mangoceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 26, 2023
File No. 333-269240

Dear Jacob Cohen:

We have reviewed your amended registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risks Related to Our Securities and this Offering, page 32

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and Services

cc: David Loev